SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 23)

UTG, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

90342M 10 9
(CUSIP Number)

Jill Martin
First Southern Bancorp, Inc.
P.O. Box 328, Stanford, KY 40484 (606-365-3555)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27,  2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously  filed a Statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this Schedule because of Sections  240.13d-1(e),  240.13d-1(f) or 240.13d-1(g)  check the following box [ ]

 CUSIP No. 913111209                                                                           13D                                                                                                             Page 2 of  12 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Holdings, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	1,201,876*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	1,201,876*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	OO

*  See response to Item 5

CUSIP No. 913111209                                                                               13D                                                      Page 3 of 12 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Funding, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC, BK
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	341,997*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	341,997*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	OO

*  See response to Item 5

CUSIP No. 913111209                                                                                  13D                                                    Page 4 of 12 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Bancorp, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC, BK
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	204,909 *
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	204,909 *
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	HC

*  See response to Item 5

CUSIP No. 913111209                                                                                  13D                                                         Page 5 of 12 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Jesse T. Correll
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	105,375*
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	105,375 *
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	IN

*  See response to Item 5

CUSIP No. 913111209                                                                                     13D                                                                                                 Page 6 of 12 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Ward F. Correll
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	11,405*
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	11,405*
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	IN

*  See response to Item 5

CUSIP No. 913111209                                                                                                    13D                                                                                                        Page 7 of 12 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	WCorrell, Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Georgia
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	72,750*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	72,750*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	PN

*  See response to Item 5

CUSIP No. 913111209                                                                                              13D                                                                                                   Page 8 of 12 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Cumberland Lake Shell, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	257,501 *
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	257,501 *
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	CO

*  See response to Item 5

CUSIP No. 913111209                                                                                              13D                                                                                                   Page 9 of 12 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Bluegrass Farms & Woodlands, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	0
	(8) Shared Voting Power	0
	(9) Sole Dispositive Power	0
	(10)Shared Dispositive Power	0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	0
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	0
14)	Type of Reporting Person (See Instructions)	CO

*  See response to Item 5

Explanatory Note

With this amendment, the reporting persons are amending the disclosures to report that Bluegrass Farms & Woodlands, LLC is no longer the beneficial owner of 5% of the outstanding shares of UTG, Inc. (“UTI”).  Upon the filing of this amendment, Bluegrass Farms & Woodlands, LLC will no longer be deemed to be a reporting person hereunder.

Item 5 is hereby amended to read as follows:

Item 5.  Interest In Securities Of The Issuer

(a-b)  The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

Reporting Person	Number of Shares Owned (%)(1)
Jesse T. Correll (2)
First Southern Bancorp, Inc.(2)(3)
First Southern Funding, LLC(2)(3)
First Southern Holdings, Inc.(2)(3)
Ward F. Correll(4)
WCorrell, Limited Partnership(2)
Cumberland Lake Shell, Inc.(4)
105,375 (2.78%) 1,394,766 (36.84%) 341,997 (9.03%) 1,201,876 (31.74%) 268,906 (7.10%) 72,750 (1.92%) 257,501 (6.80%)
Total(3)(5)	2,123,063 (56.07%)

(1) The percentage of outstanding shares is based on 3,786,194shares of Common Stock outstanding as of August 31, 2013.

(2) The share ownership of Mr. Correll includes 32,625 shares of Common Stock owned by him individually.  The share ownership of Mr. Correll also includes 72,750 shares of Common Stock held by WCorrell, Limited Partnership, a limited partnership in which Mr. Correll serves as managing general partner.

In addition, by virtue of his ownership of voting securities of FSF and FSBI, and in turn, their ownership of 100% of the outstanding membership interests of FSH, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by FSH (as well as the shares owned by FSBI and FSF directly), and may be deemed to share with FSH (as well as FSBI and FSF) the right to vote and to dispose of such shares.  Mr. Correll owns approximately 76.52% of the outstanding membership interests of FSF; he owns directly approximately 39.62%, he has immediately exercisable options to purchase approximately 19.50%, companies he controls own approximately 10.66%, and he has the power to vote and an option to purchase but does not own approximately 1.61%, of the outstanding voting common equity of FSBI (consisting in part of shares entitled to one vote per share and in part of shares entitled to ten votes per share).  FSBI and FSF in turn own 99% and 1%, respectively, of the outstanding membership interests of FSH.  The aggregate number of shares of Common Stock held by these other Reporting Persons, as shown in the above table, is 1,748,782 shares.

(3) The share ownership of FSBI consists of 204,909 shares of Common Stock held by FSBI directly and 1,201,876 shares of Common Stock held by FSH of which FSBI is a 99% member and FSF is a 1% member, as further described in this Item 5.  As a result, FSBI may be deemed to share the voting and dispositive power over the shares held by FSH.

On August 27, 2009, FSB and FSH, individually and collectively, granted call options under which a total of up to 200,000 shares of Common Stock could be sold if exercised.  FSB and FSH could determine the number of shares of Common Stock to be sold by each of them upon exercise of the call options.  On August 26, 2011, the holders of the call options exercised the options for a total of 100,000 shares and on August 27, 2012, the holders of the call options exercised the options for the remaining 100,000 shares of Common Stock.

(4) The share ownership of Ward F. Correll includes 11,405 shares of Common Stock owned by him individually.  The share ownership of Mr. Correll also includes the shares of Common Stock held by CLS, all of the outstanding voting shares of which are owned by Ward F. Correll.  As a result, Ward F. Correll may be deemed to share the voting and dispositive power over these shares.

(5) Mr. Correll, FSBI, FSF and FSH have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI, and FSB and FSH agreed to act in concert for the purpose of selling shares of Common Stock under the call options granted by them and referenced in Note (3) above. In addition, because of their relationships with these Reporting Persons, Ward F. Correll, CLS, LLC and WCorrell, Limited Partnership may also be deemed to be members of this group.  Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons.

(c)  On September 27, 2013, Bluegrass Farms & Woodlands, LLC distributed the 11,055 shares of Common Stock that it held to its members, including 8,657 shares to Jesse T. Correll.

(d)  Not amended.

(e)  As of September 27, 2013, Bluegrass Farms & Woodlands, LLC ceased to be the beneficial owner of more than 5% of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2013	By: /s/ Jesse T. Correll Jesse T. Correll Attorney-in-Fact on behalf of each of the Reporting Persons*

 * Pursuant to the Agreement among Reporting Persons dated August 28, 2012, for the filing of a single Schedule 13D pursuant to Rule 13d-1(k), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.